UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	SEC FILE NUMBER 001-33776

FORM 12b-25	CUSIP NUMBER 003687100

NOTIFICATION OF LATE FILING

(Check One) :	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
	☐ Form 10-D	☐ Form N-SAR	☐ N-CSR

For Period Ended: December 31, 2008

	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q
	☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

AbitibiBowater Inc.
Full name of registrant:

1155 Metcalfe Street, Suite 800
Address of principal executive office (Street and number):

Montreal, Quebec, Canada H3B 5H2
City, State and Zip Code:

PART II - RULE 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20‑F, Form 11‑K, Form N‑SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10‑Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

AbitibiBowater Inc. (the "Company") requires additional time to finalize its accounting for certain transactions and to complete its accounting analysis, primarily related to goodwill impairment and long-lived asset impairment, in connection with the finalization of its consolidated financial statements and related disclosures required in its Annual Report on Form 10-K for the year ended December 31, 2008 (the "Form 10-K") .

Furthermore, the Company requires additional time in order to more accurately reflect the outcome of a significant pending debt refinancing in its Form 10-K.  On February 9, 2009, certain direct and indirect subsidiaries of the Company commenced an offer to exchange approximately $1.8 billion of debt securities for two series of new senior secured notes.  While the Company's management believes that the exchange offer will be successful, there can be no assurance of its outcome until after the exchange offer's scheduled expiration on March 9, 2009, unless further extended by the Company.  The outcome of the exchange offer is expected to have a significant impact on the Company's financial condition, including its liquidity, capital resources and prospects for its future operations, and therefore, the Company believes it is necessary, in order to avoid unreasonable effort or expense, to delay filing its Form 10-K until after the initial expiration date of the exchange offer to enable the Company to present a more accurate and timely description of the Company's liquidity and financial position.

The Company is working to finalize its accounting for certain transactions and the related accounting analysis as described above, in connection with the finalization of its consolidated financial statements and related disclosures in the Form 10-K as expeditiously as possible and expects to file the Form 10-K within the time allowed by the extension.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Joseph B. Johnson	(514)	875-2160
	(Name)	(Area code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

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If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report a fourth quarter 2008 operating loss in the range of approximately $228 million to $238 million, subject to finalizing certain accounting analysis and transactions, primarily related to goodwill impairment and long-lived asset impairment.  This compares to an operating loss of approximately $358 million for the fourth quarter of 2007.  AbitibiBowater expects to take a material non-cash goodwill impairment charge for substantially all of its goodwill in its fourth quarter 2008 consolidated financial statements and reported results, which is currently not reflected in the operating loss range above.

The fourth quarter 2008 operating loss currently includes a net charge of approximately $296 million related to mill closure, asset impairment charges and gains on sales of assets (which charge is subject to finalization) compared to a net charge of $163 million for the fourth quarter of 2007.

AbitibiBowater Inc.
(Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 3, 2009

By:	/s/ Joseph B. Johnson
Name:	Joseph B. Johnson
Title:	Vice President and Controller

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